UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC File Number: 33-24108D

FORM 12b-25 CUSIP Number:

NOTIFICATION OF LATE FILING

(Check One): ( ) Form 10-KSB ( ) Form 20-F ( ) Form 11-K (X) Form 10-QSB  ( ) Form N-SAR

 For Period Ended: November 15, 2005

( ) Transition Report on Form 10-K
( ) Transition Report on Form 20-F
( ) Transition Report on Form 11-K
( ) Transition Report on Form 10-Q
( ) Transition Report on Form N-SAR

For the Transition Period Ended:
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Read Instructions (on back page) Before Preparing Form, Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Xraymedia.com, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

Gronausestraat 1167, 7534 AG Enschede, Netherlands
Address of Principal Executive Office (Street and Number)
City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(X) | (a) The reasons described in reasonable detail in Part III of
    | this form could not be eliminated without unreasonable
    | effort or expense;
    |
    | (b) The subject annual report, semi-annual report, transition
    | report on Form 10-KSB, Form 20-F, 11K, Form N-SAR, or
(X) | portion thereof, will be filed on or before the fifteenth
    | calendar day following the prescribed due date; or the
    | subject quarterly report of transition report on the Form
    | 10-QSB, or portion thereof will be filed on or before the
    | fifth calendar day following the prescribed due date; and
    |
(_) | (c) The accountant's statement or other exhibit required by
    | Rule 12b-25(c) has been attached is applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 10-QSB, N-SAR, or the transition report or portions thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

The Company's management has been unable to timely compile the information that is required to be disclosed in its Quarterly Report on Form 10-QSB because during the last two months, and continuing through the present, management has been required to expend significant management time to oversee the Company's business operations, which required management to travel significantly. The delay in compiling the information necessary could not have been eliminated without unreasonable effort or expense.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

____Hans Johannes Schulte     888     777-0658
(Name)             (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no identify report(s).

YES (X) NO ( )

(3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

YES (  ) NO (X)

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Xraymedia.com, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2005 By: Hans Johannes Schulte
                Hans Johannes Schulte
                President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than the executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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ATTENTION

Intentional misstatements or omissions of fact constitute
Federal Criminal Violations (See 18 U.S.C. 1001).l

1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General
Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission,
Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and
Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each nations securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

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